SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               S C H E D U L E 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*


                           DECISIONONE HOLDINGS CORP.
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                                (Name of Issuer)

                          Common Stock, $0.01 PAR VALUE
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                         (Title of Class of Securities)


                                    243456100
                                 --------------
                                 (CUSIP Number)

                           Copy to:       David A. Scherl, Esq.
J.H. Whitney & Co.                        Morrison Cohen Singer & Weinstein, LLP
177 Broad Street                          750 Lexington Avenue
Stamford, CT 06901                        New York, New York 10022
Telephone (203) 973-1400                  Telephone (212) 735-8600
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                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)

                                   May 4, 1997
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              (Date of Event which Requires Filing this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following space .

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                        (Continued on following page(s))


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



CUSIP
No. 243456100                      13D

================================================================================
 1         Name of Reporting Person
           S.S. or I.R.S. Identification No. of Above Person
                                             J. H. Whitney & Co.
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 2         Check the Appropriate Box if a Member of a Group*            (a) | |
                                                                        (b) |X|
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 3         SEC Use Only
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 4         Source of Funds*          Not Applicable.
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 5         Check Box if Disclosure of Legal Proceedings is Required         | |
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 6         Citizenship or Place of Organization                        New York
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                          7        Sole Voting Power
                                        4,309,821 shares
        Number of                  (Includes 3,054,617 shares subject
         Shares                    to a Voting Agreement and Irrevocable
      Beneficially                 Proxy, as more fully described in
        Owned By                   Items 4, 5 and 6 of this
          Each                     Schedule 13D)                          15.5%
        Reporting         ------------------------------------------------------
         Person           8        Shared Voting Power
          With                          5,290,732 shares
                                   (Represents shares owned by other
                                   entities, which shares are subject
                                   to a Voting Agreement and
                                   Irrevocable Proxy, as more fully
                                   described in Items 4, 5 and 6 of
                                   this Schedule 13D)                     19.0%
                          ------------------------------------------------------
                          9        Sole Dispositive Power
                                        4,309,821 shares
                                   (Includes 3,054,617 shares subject
                                   to a Voting Agreement and Irrevocable
                                   Proxy, as more fully described in
                                   Items 4, 5 and 6 of this Schedule
                                   13D)                                   15.5%
                          -----------------------------------------------------
                          10       Shared Dispositive Power
                                        0 shares                             0%
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11         Aggregate Amount Beneficially Owned By Each Reporting Person
                                       4,309,821 shares
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12         Check Box if the Aggregate Amount in Row (11) excludes Certain
           Shares*                                                          |X|
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13         Percent of Class Represented by Amount in Row (11)
                                                                          15.5%
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14         Type of Reporting Person*            PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!



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                                  Schedule 13D

Item 1.     Security and Issuer

           This statement, dated May 4, 1997, relates to the reporting person's ownership of common stock, $0.01 par value per share ("Common Stock") (CUSIP No. 243456100) of DecisionOne Holdings Corp. (the "Issuer"). The principal executive offices of the Issuer are located at 50 East Swedesford Road, Frazer, Pennsylvania 19355.

Item 2.     Identity and Background

            (a) J.H. Whitney & Co., a limited partnership organized under the laws of the State of New York ("Whitney").

            (b)       Address:             177 Broad Street
                                                    Stamford, CT 06901

            (c)       Principal Business:  Investments

            (d)       No.

            (e)       No.

            (f) Whitney is a New York limited partnership. All of its individual general partners are citizens of the United States. Whitney General Partner, L.L.C. is a Delaware limited liability company.

           The names and business addresses of the general partners of J. H. Whitney & Co. are as follows: Michael C. Brooks, Peter M. Castleman, Jeffrey R. Jay, William Laverack, Jr., Ray E. Newton, III, Daniel J. O'Brien, Michael R. Stone and Whitney General Partner, L.L.C., the business address of each of whom is 177 Broad Street, Stamford, CT 06901; and Benno C. Schmidt whose business address is 630 Fifth Avenue, New York, NY 10111.

Item 3.    Source and Amount of Funds or Other Consideration.

           Not applicable.

Item 4.    Purpose of the Transaction.

           As further described below in Item 6, Whitney has entered into a Voting Agreement and Irrevocable Proxy, dated as of May 6, 1997, with Welsh, Carson, Anderson & Stowe IV, L.P., Welsh, Carson, Anderson & Stowe VI, L.P., WCAS Capital Partners, L.P. (collectively, the "WCAS Parties"), Quaker Holding Co. ("Quaker") and the Issuer (the "Voting Agreement"). The Voting Agreement was entered into by Whitney, the WCAS Parties, Quaker and the Issuer in consideration of Quaker and the Issuer entering into an Agreement and Plan of Merger (the "Merger Agreement"), as more fully described in Item 6 below.



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Item 5.    Interests in Securities of the Issuer.

           (a) As of May 4, 1997, Whitney beneficially owns 4,309,821(1) shares of Common Stock, representing approximately 15.5% of the outstanding Common Stock (based on 27,817,832 shares of Common Stock outstanding).

           (b) Whitney has sole power to vote and dispose of 4,309,821 shares of Common Stock, which represents approximately 15.5% of the Common Stock.(2)

               By virtue of being a party to the Voting Agreement and pursuant to Rule 13d-5(b)(1) of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, Whitney may be deemed to have shared voting power with respect to the 5,290,732 shares of Common Stock owned by the WCAS Parties and subject to the Voting Agreement. Whitney disclaims beneficial ownership with respect to these shares.

           (c) Except as described in this Schedule 13D, Whitney has not effected any transaction in the Issuer's securities in the past 60 days.

           (d) Not applicable.

           (e) Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

           On May 4, 1997, the Issuer entered into the Merger Agreement with Quaker, providing for, among other things, the merger of Quaker with and into the Issuer (the "Merger"). The Merger Agreement is incorporated herein as Exhibit A hereto by reference to Exhibit 2.1 to the Issuer's Form 8-K dated May 4, 1997, as filed with the Securities and Exchange Commission on May 6, 1997 (the "Form 8-K"). Any description of the Merger Agreement is qualified in its entirety


-------------------------
          (1) Does not include 1,121,095 shares of Common Stock owned by Whitney 1990 Equity Fund, L.P. or 171, 144 shares of Common Stock issuable upon exercise of a warrant owed by Whitney Subordinated Debt Fund, L.P., with respect to which shares Whitney disclaims beneficial ownership. Does not include
                     (a) 214,123 shares of Common Stock owned individually by the general partners of Whitney, (b) 4,000 shares of Common Stock issuable upon the exercise of options held by Michael
                     C. Brooks, a general partner of Whitney and (c) 5,290,732 shares of Common Stock subject to the Voting Agreement and beneficially owned by the WCAS Parties, with respect to which shares Whitney disclaims beneficial ownership. Whitney disclaims the existence of a group with respect to the shares of Common Stock subject to the Voting Agreement. The general partners of Whitney may be deemed to beneficially own the shares owned by Whitney, which beneficial ownership is disclaimed.

          (2) Includes 3,054,617 shares of Common Stock beneficially owned by Whitney and subject to the terms of the Voting Agreement. As more fully described in Item 6 of this
                     Schedule 13D, pursuant to the Merger Agreement, while the Voting Agreement is in effect (i) Whitney is required to vote these shares to approve and adopt the Merger Agreement and all agreements related to the merger of Quaker and the Issuer and (ii) Whitney may not sell, transfer, assign or otherwise dispose of these shares.


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by reference thereto. As a condition to and in consideration of Quaker entering into the Merger Agreement, contemporaneously with the execution thereof Whitney, the WCAS Parties, Quaker and the Issuer entered into the Voting Agreement. The Voting Agreement is incorporated herein as Exhibit B hereto by reference to
Exhibit 2.2 to the Form 8-K. Any description of the Voting Agreement is qualified in its entirety by reference thereto.

           Pursuant to the Voting Agreement, Whitney has agreed to vote 3,054,617 shares of Common Stock (the "Voting Agreement Shares") to approve and adopt the Merger Agreement, the Merger and all agreements relating to the Merger and any actions related thereto at any meeting of stockholders of the Issuer, and to appoint Quaker as proxy for and on behalf of Whitney to vote the Voting Agreement Shares.

           Whitney has also agreed under the Voting Agreement that during the time that the Voting Agreement is in effect it will not sell, transfer, assign, encumber or otherwise dispose of any of the Voting Agreement Shares or enter into any contract, option or other arrangement or understanding with respect to the direct or indirect sale, assignment, transfer, encumbrance or other disposition of any of the Voting Agreement Shares. The Voting Agreement will remain in effect until the earlier of the effectiveness of the Merger or the termination of the Merger Agreement, as more fully described in the Voting Agreement.

           (b) Except for the circumstances discussed or referred to in paragraph (a) above, there are no contracts, arrangements, understandings, or relationships with respect to the securities of the Issuer among any of the persons reporting in this Schedule 13D.


Item 7.    Material to Be Filed as Exhibits

           Exhibit A - Merger Agreement (Incorporated by Reference to Exhibit
2.1 to the Issuer's Form 8-K dated May 4, 1997, as filed with the Securities and Exchange Commission on may 6, 1997.)

           Exhibit B - Voting Agreement (Incorporated by Reference to Exhibit
2.2 to the Issuer's Form 8-K dated May 4, 1997, as filed with the Securities and Exchange Commission on May 6, 1997.)



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                                    SIGNATURE


           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, correct and complete.

Date: May 14, 1997
                             J.H. WHITNEY & CO.



                             By:/s/Daniel J. O'Brien
                                --------------------------------------
                                Daniel J. O'Brien, General Partner


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